UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates.

On-Shore Access and Control

As previously disclosed, the Company has lawfully obtained the corporate seals (more commonly known as chops) and business licenses of all of its subsidiaries (the “on-shore subsidiaries”) in the People’s Republic of China (the “PRC”).

Registration of Change of Control

As a result of obtaining the chops, the Company has been able to register its Chief Executive Officer, Yu Chunhua (“Mr. Yu”), as the legal representative (the “Legal Representative”) for certain of its on-shore subsidiaries with the relevant Administrations for Market Regulation (“AMRs”), but it has not yet been able to register Mr. Yu as the Legal Representative for other of its on-shore subsidiaries.

The Company believes that Kaisa Group Holdings Limited (“Kaisa”) may be interfering with or challenging the registration process. The Company continues to evaluate next steps and is working to promptly register Mr. Yu as the Legal Representative for its subsidiaries with the AMR, but it cannot make assurances as to how long it will take to secure registration. The registration of Mr. Yu as the Legal Representative is important to obtain access to all bank accounts, books and records, and resources of the Company’s subsidiaries.

Lack of On-Shore Control

Mr. Yu is taking actions to gain access to the bank accounts and books and records of the on-shore subsidiaries for which he has been registered as the Legal Representative. Mr. Yu has notified major banks regarding the change of the Legal Representative, and obtained access to certain of the bank accounts of the on-shore subsidiaries. However, currently, the Company and reconstituted Board do not have full control over the on-shore subsidiaries, or access to the on-shore subsidiaries’ books and records.

PRC Litigation

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, Wang Jiabiao (“Mr. Wang”), a former executive of the Company, filed a claim in the PRC challenging the Company’s resolutions removing him from positions at the Company and its on-shore subsidiaries. In April 2023, the litigation was withdrawn. Mr. Wang is no longer involved with the operations of the Company’s on-shore subsidiaries and is no longer occupying the Company’s offices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer